UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 7, 2017

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires, Argentina
Investor Relations Leandro Perez Castaño, Finance & IR Manager leandro_perez@tgs.com.ar Carlos Almagro, Investor Relations calmagro@tgs.com.ar Tel: (+5411) 4865-9077	Media Relations Mario Yaniskowski Tel: (+5411) 4865-9050 ext. 1238

http://www.tgs.com.ar/Investors

TGS Announces Results for the First Half and Second Quarter 2017

FOR IMMEDIATE RELEASE: Monday, August 7, 2017

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) reported today a net comprehensive income of Ps. 635.6 million, or Ps. 0.800 per share (Ps. 4.000 per ADS), for the second quarter ended June 30, 2017, compared with the comprehensive net income of Ps. 369.5 million, or Ps. 0.465 per share (Ps. 2.325 per ADS), for the same period in 2016.

During the first half of 2017, total income amounted to Ps.1,300.4 million or 1.637 per share (Ps. 8.184 per ADS), compared to Ps. 317.4 million, or Ps. 0.399 per share (Ps. 1.997 per ADS) for the same period in 2016.

Operating profit for the first half ended June 30, 2017 amounted to Ps. 2,257.0 million, which was Ps. 1,219.7 million higher than the operating profit recorded in the period of 2016.

It is worth noting that:

• Net revenues reached Ps. 5,476.0 million, an increase of Ps. 2,155.0 million compared to the 2016 period. This increase was mainly due to higher net revenues from the Natural Gas Liquids ("Liquids") Production and Commercialization segment, which grew by Ps. 1,116.3 million and Ps. 904.2 million, respectively.

• Operating costs, including depreciation of fixed assets, increased by Ps. 907.0 million, or 46.1% over the same period in 2016.

• Administrative and selling expenses rose by Ps. 89.7 million, or 31.5% over the same period in 2016. This increase includes a positive effect of the recovery of the doubtful accounts allowance in the first half of 2017.

Financial results had a positive effect of Ps. 299.3 million, mainly as a result of the impact of the lower depreciation of the Argentine peso against the US dollar.

Finally, it is important to note that on March 30, 2017, the Company entered into a new transitional agreement with the National Government (the "2017 Transitional Agreement") and as a result, ENARGAS issued Resolution No. 4362/2017 ("Resolution 4362") granting TGS a transitional tariff increase until the various governmental authorities involved, including the National Congress, and the National Executive Power, approve and ratify the 2017 Integral Renegotiation Agreement signed by the Company on the same date.

The approval of the 2017 Integral Renegotiation Agreement is an essential step for the long-term sustainable recovery of the Natural Gas Transportation segment as well as the implementation of an ambitious capital expenditures program to be implemented during the five-year period starting April 2017 to March 2022. The plan (the "Five-Year Plan") includes works of quality, safety and reliability, among others, amounting to approximately Ps. 6,786.5 million equivalent to almost four times investments made in this business segment during the past five years.

In addition, during 2017, and due to delays by the National Government in implementing the rate increase authorized by Resolution No. 3724/2016 ("Resolution 3724"), the execution of the investment plan required by said Resolution (the "2016 Investment Plan") was of approximately 82%, as of June 30, 2017.

First Half 2017 vs. First Half 2016

For the first half 2017, TGS posted total net revenues of Ps. 5,476.0 million, a Ps. 2,155.0 million increase compared to Ps. 3,321.0 million recorded in the 2016 period.

Revenues from the Natural Gas Transportation segment are mainly derived from firm contracts, under which pipeline capacity is reserved and paid, regardless of actual usage by the shipper. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, for certain gas trusts (fideicomisos de gas) created by the Argentine Government to expand capacity in the Argentine natural gas transportation pipeline system. Additionally, in November 2005, ENARGAS created the Charge for Access and Use (“CAU”) to compensate TGS for the operation and maintenance of the Natural Gas Transportation assets which belong to the Gas Trusts. Since its inception in 2005, the CAU received only transitory adjustments, failing to offset increases related to its operating costs.

This business segment is subject to the ENARGAS regulation.

The Natural Gas Transportation business segment represented approximately 35% and 31% of TGS’ total revenues during the first six-month periods ended June 30, 2017 and 2016, respectively. Since the implementation of the Public Emergency Law No. 25,561 in 2002, TGS has received only three modifications in the tariff schedule applicable to its regulated natural gas transportation tariff, the latter applicable since April 1, 2016. All of which have been insufficient to offset the sustained operating costs increases over the past 15 years.

As mentioned above, on March 30, 2017, ENARGAS issued Resolution 4362 and the Company initialized a new version of the Integral Renegotiation Agreement Act, which represents an important step to completing the Integral Tariff Review process ("RTI" for its acronym in Spanish). Resolution 4362 approved a tariff increase of 214.2% and 37% (if granted as a single installment starting April 1, 2017) for the transportation service of Natural gas and the CAU, respectively. However, and pursuant to Resolution No. 74-E / 2017 of the Ministry of Energy and Mining, this increase will be granted in three stages. The first rate increase, effective as of April 1, 2017, amounts to 64.2% of the rate of the service of transportation of Gas Natural, but not adjusting the CAU. The remaining increases are to be determined in due time and manner, for which ENARGAS will have to consider the corresponding financial effect, without affecting the Five Year Investment Plan, and are scheduled to become effective on December 1, 2017 and April 1, 2018, as long as the 2017 Integral Renegotiation Agreement is in force.

Revenues derived from Natural Gas Transportation segment in the six-month period ended June 30, 2017 increased by Ps. 904.2 million, compared to the same period in 2016. The positive variation is mainly due to the impact of the increase authorized by Resolution 4362, and the full application during the first half of 2017 of the transitory tariff increase of 200.1% provided by Resolution 3724.

The operation of the Company’s pipeline system requires a high level of investments to provide quality, safety and reliable service. Thus, the relevance of the tariff increases and the launch of the RTI process last April 2016. The RTI process will be a significant step for the Company to finally recover tariff charts through the collection of a fair and reasonable rate that will allow developing a sustainable business over time, and securing the provision of an essential public service for Argentina's energy matrix.

Liquids Production and Commercialization revenues accounted for approximately 58% and 62% of the total revenues in the first halves ended June 30, 2017 and 2016, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. The Company commercializes Liquids for its own account.

Liquids revenues increased Ps. 1,116.3 million in the first semester 2017, comparing to the first semester 2016. This effect was mainly due to the increase in international reference prices by Ps. 451.5 million and the impact of the change in the exchange rate on sales denominated in US dollars, which amounted to Ps. 158.0 million.

The volumes shipped rose 9.8%, or 42,761 tons in the first half of 2017, generating higher net revenues of Ps. 441.1 million.

Other Services business segment includes midstream and telecommunication activities. As a percentage of the Company’s total net revenues, this segment accounted for approximately 7% of the net revenues in the first half ended on June 30, 2017 and 2016. Midstream services include natural gas treatment, separation, and removal of impurities from the natural gas stream, as well as natural gas compression, rendered at the wellhead typically for natural gas producers. In addition, TGS provides services related to pipeline and compression plant construction, operation and maintenance of pipelines and compressor plants services, as well as steam generation for electricity production. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A., which provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Other services revenues increased by Ps. 134.5 million in the first half of 2017 compared to the same period of the previous year. The increase mainly corresponds to higher sales associated with: (i) natural gas compression and treatment services of Ps. 64.4 million, (ii) construction engineering works of Ps. 30.7 million and (iii) operation and maintenance services of Ps. 27.8 million. On the other hand, the exchange rate variation had a positive effect of Ps. 12.4 million.

Cost of sales and administrative and selling expenses rose by approximately Ps. 996.7 million in the first half of 2017 compared to same period in 2016. This variation is mainly due to: (i) the increase in the price and volumes of natural gas used as Replacement of Thermal Plant Reduction in the Cerri Complex ("RTP") of Ps. 529.8 million, (ii) higher labor costs of Ps. 132.8 million, (iii) the tax charge, including the inspection and control license fee paid to ENARGAS, of Ps. 82.3 million, and (iv) higher charges for the preservation of fixed assets, including depreciation of Ps. 106.0 million.

Other operating results recorded a positive variation of Ps. 61.4 million, mainly resulting from the impact of the higher loss recovery made during the first half of 2017 by Ps. 93.3 million, which were partially offset by a higher expenses related to provisions of contingencies of Ps. 38.5 million.

In the first half of 2017, financial results increased by Ps. 299.3 million compared to the 2016 period. This variation is mainly explained by the impact of the lower negative exchange rate recognized as a consequence of the lower depreciation of the Argentine peso over the net US dollar liability position, which amounted to Ps. 343.8 million. This effect was partially offset by higher interest loss generated by financial liabilities at Ps. 19.8 million and the lower interest income generated by financial assets of Ps. 27.7 million as a result of the decline in the average investment rate obtained. As of June 30, 2017, the Company did not have derivative financial instruments.

Second Quarter 2017 vs. Second Quarter 2016

For the second quarter 2017, TGS posted total net revenues of Ps. 2,920.8 million, a Ps. 1,025.5 million increase compared to Ps. 1,895.3 million recorded in the 2016 period.

Revenues from Natural Gas Transportation segment during the second quarter of 2017 increased by Ps. 443.0 million from those recorded in the same period of 2016. The positive variation of Ps. 432.2 million was mainly due to the tariff increase authorized by Resolution 4362.

Liquids revenues increased Ps. 509.9 million in the second quarter of 2017, from the second quarter of 2016. The revenue increase stems from a Ps. 167.5 million increase in international reference prices along with higher volumes commercialized on the Company’s own account, and the exchange rate variation of the Argentine peso against the US dollar of Ps. 88.9 million.

In terms of volumes shipped, the increase of 24,933 tons, or 12.5%, represented a positive variation on sales revenues of Ps. 237.7 million.

Other services revenues rose by Ps. 72.6 million in the second quarter of 2017. This increase is mainly attributable to higher sales associated with: (i) natural gas compression and treatment services of Ps. 28.1 million, (ii) engineering services of Ps. 19.2 million, (iii) operating and maintenance expenses of Ps. 15.7 million, and (iv) the exchange rate variation on revenues denominated in US dollars of Ps. 8.8 million.

Operating costs, administrative and selling expenses for the second quarter of 2017 increased approximately Ps. 530.0 million from the same previous year period. This variation is mainly due to higher: (i) costs of natural gas used as RTP of Ps. 294.2 million, (ii) labor costs of Ps. 44.8 million, (iii) repair and maintenance expenses of fixed assets, including depreciation of Ps. 58.0 million, and (iv) turnover tax and the ENARGAS inspection and control licensee fee of Ps. 52.9 million.

In the second quarter of 2017, negative financial results rose by Ps. 105.2 million compared to the same period in 2016. This variation is mainly attributable to: (i) the higher negative charge for exchange differences of Ps. 115.7 million as a result of the higher depreciation of the Argentine peso against the US dollar over the net liability position in foreign currency, (ii) the higher interest generated by financial liabilities of Ps. 30.1 million, and (iii) the lower interest generated by financial assets of Ps. 21.4 million after placing financial investments at lower rates. These effects were partially offset by the positive variation of the financial derivative instruments of Ps. 60.3 million as no results were recorded during the second quarter of 2017 and a loss was recorded in the second quarter of 2016.

Liquidity and Capital Resources

The net positive variation in cash and cash equivalents in the first half of 2017 was Ps. 196.6 million higher than the cash and cash equivalents variation reported in the first half of 2016.

The increase in the net cash flow generated by operations contributed with Ps. 498.0 million, primarily as a result of: an improved operating income, which was partially offset by higher income tax payments and contingency cancellation, as well as lower cash flow used for financing activities of Ps. 540.6 million due to lower amount of debt amortization and dividend payment.

On the other hand, the net cash flow used for investing activities rose by Ps. 842.0 million as a result of the higher funds used for investments not considered as cash equivalents, and higher payments for property, plant and equipment acquisition in 2017.

TGS is Argentina’s leading transporter of natural gas, as it operates a natural gas pipeline system with a current firm contracted capacity of approximately 2.8 Bcf/d. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of Liquids. TGS is listed on both, the New York and Buenos Aires stock exchanges, under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the Company’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. (under a merger process with Pampa Energía S.A.) which holds 10% of CIESA’s common stock, (ii) CIESA Trust (whose trustee is TMF Trust Company (Argentina) S.A. and whose beneficiary is Petrobras Hispano Argentina S.A. -a wholly owned company by Pampa Energía S.A.- who has a trust shareholding of 40%, and (iii) Grupo Inversor Petroquímica S.L. (member of Grupo GIP, wholly owned by Sielecki’s family) and PCT LLC, who directly and indirectly jointly with WST S.A. (member of Grupo Werthein) trough PEPCA S.A., own the remaining 50% of CIESA’s shareholding.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange

Commission for a description of important factors that may affect actual results.

Exhibit I

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the first-half ended June 30, 2017 and 2016

(In millions of Argentine pesos)

Breakdown of Net Financial Results

for the first half ended June 30, 2017 and 2016

 (In millions of Argentine pesos)

Exhibit III

                                                                                                 Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the years

periods ended June 30, 2017 and 2016

(In millions of Argentine pesos)

	2017	2016
Cash flows provided by operating activities		
Total comprehensive income for the period	1,300.4	317.4
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	172.6	119.6
Consumption of materials	4.8	2.6
Increase in allowances and provisions	71.5	62.8
Share of profit from associates	0.0	(1.8)
Interest expense accrual	187.4	193.9
Interest income on Other financial assets other than cash and cash equival	(13.8)	(20.4)
Income tax	704.3	170.0
Derivative financial instrument results	-	8.9
Foreign exchange loss	94.4	407.6
Bad debts allowances	0.0	-
Changes in assets and liabilities:		
Trade receivables	(7.2)	(25.8)
Other receivables	11.5	(105.7)
Inventories	(57.7)	(58.5)
Trade payables	(264.2)	71.6
Payroll and social security taxes	(7.9)	2.2
Taxes payable	17.8	(47.6)
Income tax	(126.4)	(4.6)
Other payables	29.4	(36.5)
Provisions	(141.9)	(9.4)
Interest paid	(143.3)	(166.5)
Income tax paid	(326.0)	(2.4)
Derivative financial instruments	-	118.5
Advances from customers	(16.3)	(4.5)
Cash flows provided by operating activities	**1,489.4**	**991.4**
Cash flows used in investing activities		
Additions to property, plant and equipment	(378.9)	(206.3)
Financial assets other than cash equivalents	(632.8)	36.6
Cash flows used in investing activities	**(1,011.7)**	**(169.7)**
Cash flows used in financing activities		
Payment of loans	(5.0)	(445.8)
Dividends paid to the Company's shareholders	-	(99.7)
Cash flows used in financing activities	**(5.0)**	**(545.5)**
Net increase in cash and cash equivalents	**472.7**	**276.2**
Cash and cash equivalents at the beginning of the year	1,555.1	872.5
Foreign exchange gains on cash and cash equivalents	34.7	74.8
Cash and cash equivalents at the end of the period	**2,062.5**	**1,223.5**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Legal Affairs Vice president

Date: August 7, 2017